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                                                         OMB APPROVAL
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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13D


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 1)*



                                   EMCOR GROUP, INC.
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                                   (Name of Issuer)


                      COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                            (Title of Class of Securities)


                                     29084Q 10 0
                                   ---------------
                                    (CUSIP Number)


Kenneth Liang                                          (213) 614-0900
Managing Director and General Counsel         550 South Hope Street, 22nd Floor
OAKTREE CAPITAL MANAGEMENT, LLC                 LOS ANGELES, CALIFORNIA  90071
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              (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)


                                    APRIL 15, 1997
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               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                     SCHEDULE 13D

 CUSIP NO. 29084Q 10 0                                        PAGE 2 OF 7 PAGES


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Oaktree Capital Management, LLC
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     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)/ /
                                                                         (b)/x/


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     3      SEC USE ONLY


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     4      SOURCE OF FUNDS*

               Not applicable
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     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                           / /


--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION


            California
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      NUMBER OF       7  SOLE VOTING POWER
       SHARES
    BENEFICIALLY               966,000
      OWNED BY      ------------------------------------------------------------
       EACH           8  SHARED VOTING POWER
     REPORTING
    PERSON WITH                107,645
                    ------------------------------------------------------------
                      9  SOLE DISPOSITIVE POWER

                               966,000
                    ------------------------------------------------------------
                     1O  SHARED DISPOSITIVE POWER

                               107,645
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,073,645**

--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                        / /

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                11.3%
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    14      TYPE OF REPORTING PERSON*

            IA; CO
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                           *SEE INSTRUCTIONS BEFORE FILLING OUT!
                INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                  (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                      ATTESTATION.

** Includes 107,645 shares of Issuer's Common Stock held by TCW Special Credits Fund V - The Principal Fund and managed by the reporting person pursuant to a subadvisory agreement.

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                                  SCHEDULE 13D

 CUSIP NO. 29084Q 10 0                                PAGE 3 OF   7   PAGES

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     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            OCM Principal Opportunities Fund, L.P.
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)/ /
                                                                         (b)/x/


--------------------------------------------------------------------------------
     3      SEC USE ONLY



--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*

             WC

--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                          / /


--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION


             Delaware
--------------------------------------------------------------------------------
      NUMBER OF       7  SOLE VOTING POWER
       SHARES
    BENEFICIALLY              966,000
      OWNED BY      ------------------------------------------------------------
       EACH           8  SHARED VOTING POWER
     REPORTING
    PERSON WITH               -0-
                    ------------------------------------------------------------
                      9  SOLE DISPOSITIVE POWER

                              966,000
                    ------------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                966,000
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                         / /


--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                10.2%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*


            PN
--------------------------------------------------------------------------------

                           *SEE INSTRUCTIONS BEFORE FILLING OUT!
                INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                  (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                        ATTESTATION.

ITEM 1. SECURITY AND ISSUER

This Statement relates to the common stock, par value $0.01 per share ("Common Stock"), of Emcor Group, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 101 Merritt Seven Corporate Park, Norwalk, Connecticut 06851-1060.

ITEM 2. IDENTITY AND BACKGROUND

This Statement is filed on behalf of

    (1) Oaktree Capital Management, LLC, a California limited liability company ("Oaktree"), in its capacity as (i) General Partner of the OCM Principal Fund (see below) and (ii) investment manager of TCW Special Credits Fund V - The Principal Fund, a California limited partnership of which TCW Asset Management Company ("TAMCO"), a California corporation and wholly-owned subsidiary of The TCW Group, Inc., a Nevada corporation, is the General Partner (the "TCW Principal Fund"); and

    (2) OCM Principal Opportunities Fund, L.P., a Delaware limited partnership of which Oaktree is the General Partner, (the "OCM Principal Fund").

Oaktree acts as investment manager of The TCW Principal Fund pursuant to a subadvisory agreement between TAMCO and Oaktree. The principal business of Oaktree is providing investment advice and management services to institutional and individual investors. The OCM Principal Fund is a limited partnership which invests in entities in which there is a potential for the OCM Principal Fund to exercise significant influence over such entities. The address of the principal business and principal office for Oaktree is 550 South Hope Street, 22nd Floor, Los Angeles, California 90071.

(a)-(c) & (f)
  The members and executive officers of Oaktree and the OCM Principal Fund are listed below. The principal address for each member and executive officer of Oaktree and the Portfolio Managers of the OCM Principal Fund is 550 South Hope Street, 22nd Floor, Los Angeles, California 90071. All individuals listed below are citizens of the United States of America.

EXECUTIVE OFFICERS AND MEMBERS
Howard S. Marks              Chairman and Principal
Bruce A. Karsh               President and Principal
Sheldon M. Stone             Principal
David Richard Masson         Principal
Larry Keele                  Principal
Russel S. Bernard            Principal
Stephen A. Kaplan            Principal
David Kirchheimer            Managing Director and Chief Financial and
                             Administrative Officer
Kenneth Liang                Managing Director and General Counsel

PORTFOLIO MANAGERS
Stephen A. Kaplan            Principal
Bruce A. Karsh               President and Principal

(d)-(e)
During the last five years, neither Oaktree, the OCM Principal Fund, nor, to the best of their knowledge, any of their respective executive officers, directors and general partners (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The OCM Principal Fund acquired an aggregate of 226,000 shares of the Issuer's Common Stock through broker-dealers of which 51,000 shares were purchased on April 14, 1997 and 175,000 shares were purchased on April 15, 1997. Approximately $2,991,250 of funds, including brokerage commission, were used by the OCM Principal Fund for the acquisition of such shares of Common Stock which were obtained from the working capital of such limited partnership. The OCM Principal Fund had previously obtained other shares of the Issuer's Common Stock, reported herein, through open market purchase of shares through


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broker-dealers.  The TCW Principal Fund had obtained the shares of the Issuer's
Common Stock, reported herein, primarily in connection with the bankruptcy restructuring of the Issuer (then known as JWP, Inc.).

ITEM 4. PURPOSE OF TRANSACTION

The shares of Common Stock acquired on April 14, 1997 and April 15, 1997 were acquired for investment purposes. The investment strategy of the OCM Principal Fund is to invest in entities in which there is a potential for the OCM Principal Fund to exercise significant influence or control, and consequently, Oaktree has indicated to the Issuer that it may purchase additional shares, but has made no proposals and has entered into no agreements which relate to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing review of investment alternatives, Oaktree has not excluded the possibility of considering such matters in the future or formulating a plan with respect to such matters, subject to applicable law, and, from time to time, Oaktree may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters. Based on continuing evaluation of the Issuer's businesses and prospects, alternative investment opportunities and all other factors deemed relevant, additional shares of the Issuer's Common Stock may be acquired in the open market or in privately negotiated transactions, or some or all of the shares of the Issuer's Common Stock may be sold.

ITEM 5. INTEREST AND SECURITIES OF THE ISSUER

As of the date of this Schedule 13D, the OCM Principal Fund beneficially owns, and has sole power to vote and dispose of, 966,000 shares of the Issuer's Common Stock which is approximately 10.2% of the outstanding shares of the Issuer's Common Stock.

As of the date of this Schedule 13D, the TCW Principal Fund beneficially owns 107,645 shares of the Issuer's Common Stock which is approximately 1.1% of the outstanding shares of the Issuer's Common Stock.

As of the date of this Schedule 13D, Oaktree, (i) in its capacity as the General Partner of the OCM Principal Fund, may be deemed to beneficially own, and has sole power to vote and dispose of, 966,000 shares of the Issuer's Common Stock held by the OCM Principal Fund, and (ii) in its capacity as the fund manager of the TCW Principal Fund pursuant to the subadvisory agreement between TAMCO and Oaktree, may be deemed to have power to vote and dispose of certain of the 107,645 shares of the Issuer's Common Stock as to which the TCW Principal Fund has power to vote and dispose, all of which ((i) and (ii)) constitutes 1,073,645 shares of the Issuer's Common Stock.

  (c) Except for the purchases by the OCM Principal Fund, neither Oaktree nor the OCM Principal Fund, and to the best of their knowledge, none of their respective executive officers, directors, or general partners has effected transactions involving the shares of the Issuer's Common Stock during the last 60 days.

  (d) None

  (e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

TAMCO, as General Partner of the TCW Principal Fund, receives a management fee for its management of the TCW Principal Fund. Pursuant to a subadvisory agreement between TAMCO and Oaktree, Oaktree acts as investment manager of the TCW Principal Fund and receives a portion of the management fee received by TAMCO for its management of the TCW Principal Fund. The TCW Principal Fund's investment strategy is to invest in entities in which there is a potential for the TCW Principal Fund to exercise significant influence.

Except to the extent the securities referred to in this Statement constitute assets of the TCW Principal Fund, there are no contracts, understandings or relationships (legal or otherwise) among or between any member of Oaktree, the OCM Principal Fund or, to the best of their knowledge, their respective executive officers, directors or general partners, or between or among any of such persons and with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None

                                          5

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                                      SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated as of the 22nd day of April, 1997.

OAKTREE CAPITAL MANAGEMENT, LLC


----------------------------------------------
Kenneth Liang,
Managing Director and General Counsel

OCM PRINCIPAL OPPORTUNITIES FUND, L.P.


----------------------------------------------
Kenneth Liang,
Managing Director and General Counsel of
Oaktree Capital Management, LLC, the
General Partner of OCM Principal Opportunities
Fund, L.P.


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